UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For July 2012

Commission File Number: 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

England and Wales

(Jurisdiction of incorporation or organization)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

Tel No: (011 31 70) 377 9111

(Address of principal executive officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Royal Dutch Shell plc
(Registrant)

By:	/s/ Michiel Brandjes
Name: Michiel Brandjes
Title: Company Secretary

Date: July 26, 2012

2ND QUARTER AND HALF YEAR 2012 UNAUDITED RESULTS

•         Royal Dutch Shell’s second quarter 2012 earnings, on a current cost of supplies (CCS) basis (see Note 1), were $6.0 billion compared with $8.0 billion in the same quarter a year ago.

•         Second quarter 2012 CCS earnings, excluding identified items (see page 8), were $5.7 billion compared with $6.6 billion in the second quarter 2011, a decrease of 13%. Basic CCS earnings per share excluding identified items decreased by 13% versus the same quarter a year ago.

•         Cash flow from operating activities for the second quarter 2012 was $13.3 billion. Cash flow from operating activities excluding movements in working capital was $9.5 billion in the second quarter 2012.

•         Net capital investment (see Note 1) for the second quarter 2012 was $6.3 billion. Capital investment for the second quarter 2012 was $8.1 billion and proceeds from divestments were some $1.8 billion.

•         Total dividends distributed in the quarter were $2.8 billion, of which some $0.6 billion were settled under the Scrip Dividend Programme. Some 26.5 million shares were bought back for cancellation during the quarter for a consideration of $0.9 billion.

•         Gearing at the end of the second quarter 2012 was 8.1%.

•         A second quarter 2012 dividend has been announced of $0.43 per ordinary share and $0.86 per American Depository Share (ADS), an increase of 2.4% compared with the second quarter 2011.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Half year
Q2 2012	Q1 2012	Q2 2011%[1]			2012	2011	%

4,063	8,719	8,662	-53	Income attributable to shareholders	12,782	17,442	-27
1,901	(1,060)	(667)		Current cost of supplies (CCS) adjustment for Downstream	841	(2,522)
5,964	7,659	7,995	-25	CCS earnings	13,623	14,920	-9
245	380	1,443		Less: Identified items[2]	625	2,080
5,719	7,279	6,552	-13	CCS earnings excluding identified items	12,998	12,840	+1
				Of which:
4,507	6,253	5,420		Upstream	10,760	10,058
1,296	1,121	1,081		Downstream	2,417	2,734
(84)	(95)	51		Corporate and Non-controlling interest	(179)	48

13,305	13,439	10,040	+33	Cash flow from operating activities	26,744	18,661	+43

0.95	1.23	1.29	-26	Basic CCS earnings per share ($)	2.18	2.41	-10
1.90	2.46	2.58		Basic CCS earnings per ADS ($)	4.36	4.82
0.91	1.17	1.05	-13	Basic CCS earnings per share excl. identified items ($)	2.08	2.07	—
1.82	2.34	2.10		Basic CCS earnings per ADS excl. identified items ($)	4.16	4.14

0.43	0.43	0.42	+2	Dividend per share ($)	0.86	0.84	+2
0.86	0.86	0.84		Dividend per ADS ($)	1.72	1.68

[1]	Q2 on Q2 change.
[2]	See page 8.

The information in this results announcement reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). The information in this document also represents Royal Dutch Shell’s half-yearly financial report for the purposes of the Disclosure and Transparency Rules (DTR) of the UK Financial Services Authority. As such: (1) the interim management report can be found on pages 5 to 6, 9 to 11 and 19 to 21; (2) the condensed set of financial statements on pages 12 to 16; and (3) the directors’ responsibility statement on page 22 and the auditors’ independent review on page 23. All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

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Royal Dutch Shell Chief Executive Officer Peter Voser commented:

“We are moving forward in volatile times. Our profits have fallen with energy prices, but our growth strategy is delivering to the bottom line.

Shell’s second quarter 2012 earnings declined from year-ago levels, with weaker oil and North American gas prices offsetting the benefit of increased upstream volumes and improved refining margins. Our profits pay for Shell’s dividends and substantial investments in new projects, to ensure affordable and reliable energy supplies for our customers, adding value for our shareholders.”

Voser continued: “Our industry continues to see significant energy price volatility as a result of economic and political developments. Shell is implementing a long-term, consistent strategy against this volatile backdrop. Our plans for organic capital investment of around $32 billion in 2012 and medium-term financial and production growth are on track.

Shell has continuous improvement programmes in place to increase operational uptime and performance and to control costs. The new projects we’ve built in recent years are driving growth in the company today, and our investment decisions should drive oil and gas production for decades to come, with more than 20 key upstream projects under construction today.”

“We want leadership positions in the plays where we choose to invest, such as deepwater, integrated gas, tight gas and traditional basins, creating value for shareholders with Shell’s investment, people and innovation,” Voser said.

“Looking further into the future, Shell is following a deliberate strategy to bring more choice into the company’s next tranche of investment decisions, generating a larger range of new investment choices and growth pathways. Capital efficiency is an important part of Shell’s approach, with on-going actions to sell non-core positions, to form strategic partnerships and to add new growth positions.

Shell has continued to build high potential exploration acreage positions in 2012, including new liquids-rich shale and deepwater plays, and we are drilling important new wells over the next few months. In addition, Shell is assessing new integrated gas options in North America.”

Voser concluded: “Our strategy is focused on innovation and competitiveness. There is more to come from Shell.”

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SECOND QUARTER 2012 PORTFOLIO DEVELOPMENTS1

Upstream

In Australia, the 4.3 million tonnes per annum (“mtpa”) capacity Pluto LNG project (Shell indirect share 20.8%) delivered its first liquefied natural gas (“LNG”) cargo to Japan. The project is expected to produce some 140 thousand barrels of oil equivalent per day (“boe/d”) at peak production.

In Canada, Shell, Korea Gas Corporation (“KOGAS”), Mitsubishi Corporation and PetroChina Company Limited announced that they are assessing a potential LNG export facility in Western Canada, near Kitimat, British Columbia. The proposed project, named LNG Canada (Shell share 40%), is expected to initially have two 6 mtpa capacity LNG trains, with an option to expand the project in the future.

In Nigeria, Shell took the Final Investment Decisions on the Forcados Yokri Integrated Project (Shell share 30%) and the Southern Swamp Associated Gas Gathering Project (Shell share 30%). These projects are expected to produce some 100 thousand boe/d and 85 thousand boe/d respectively at peak production and reduce flaring intensity.

In Oman, Petroleum Development Oman (Shell share 34%) achieved first oil at the Harweel Enhanced Oil Recovery project. The project is expected to produce some 40 thousand boe/d at peak production.

In the United Kingdom, Shell agreed to acquire Hess Corporation’s 15.7% interest in the Schiehallion field and its 12.9% interest in the Schiehallion Floating Production, Storage and Offloading facility (“FPSO”) for some $0.5 billion. The transaction, which is subject to regulatory approvals, is expected to close later in 2012, increasing Shell’s interest in the field from 33.3% to 49.0% and in the FPSO from 36.3% to 49.2%.

Shell continued to divest Upstream positions during the second quarter 2012, with divestment proceeds totalling some $1.5 billion, including among others proceeds from the sale of a 17.5% participating interest in the Prelude Floating LNG project offshore Australia to Inpex and a 10% participating interest to KOGAS.

During the second quarter 2012, Shell had a successful appraisal at the Vito discovery (Shell share 55%) in the Gulf of Mexico offshore the United States. The Vito discovery is now believed to hold more than 300 million boe of potential resources, increasing previous estimates by 100 million boe.

As part of its global exploration programme, Shell spent some $1.0 billion on new acreage positions during the first half year 2012, including deepwater positions, liquids-rich shales potential and tight-gas acreage.

[1]	See page 21 for first quarter 2012 portfolio developments.

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Downstream

Shell agreed to divest the majority of its shareholding in its downstream businesses in Botswana and Namibia. The agreements, which are subject to regulatory approvals, now form part of the divestment of Shell’s shareholding in most of its downstream businesses in Africa as announced in February 2011.

In Australia, Shell confirmed that refining operations at its 79 thousand barrels per day (“b/d”) Clyde refinery in Sydney will cease from September 30, 2012. The Clyde refinery and the Gore Bay terminal will be converted into a fuel import facility.

In the United States, inspection activities and repairs continue on the crude distillation unit at the expansion of Motiva’s refinery (Shell share 50%) in Port Arthur, Texas. The crude unit, which is part of the recently completed 325 thousand b/d expansion project at the refinery, was safely shut down without any injuries in early June after it experienced operational issues. Motiva is targeting to restart the crude unit in 2013. The original Port Arthur refinery, which has 275 thousand b/d distillation capacity, continues to operate normally.

In Qatar, Shell and Qatar Petroleum have entered the Front End Engineering and Design phase for a world-scale petrochemicals project (Shell share 20%) in Ras Laffan Industrial City. The scope under consideration includes a plant of up to 1.5 mtpa mono-ethylene glycol and 0.3 mtpa of linear alpha olefins.

Shell continued to divest non-strategic Downstream positions during the second quarter 2012, with divestment proceeds totalling some $0.4 billion.

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KEY FEATURES OF THE SECOND QUARTER 2012

•	Second quarter 2012 CCS earnings (see Note 1) were $5,964 million, 25% lower than in the same quarter a year ago.

•	Second quarter 2012 CCS earnings, excluding identified items (see page 8), were $5,719 million compared with $6,552 million in the second quarter 2011, a decrease of 13%.

•	Basic CCS earnings per share decreased by 26% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 13% versus the same quarter a year ago.

•

Cash flow from operating activities for the second quarter 2012 was $13.3 billion, compared with $10.0 billion in the same quarter last year. Excluding movements in working capital, cash flow from operating activities in the second quarter 2012 was $9.5 billion, compared with $12.3 billion in the same quarter last year.

•	Net capital investment (see Note 1) for the second quarter 2012 was $6.3 billion. Capital investment for the second quarter 2012 was $8.1 billion and proceeds from divestments were some $1.8 billion.

•

Total dividends distributed in the second quarter 2012 were $2.8 billion, of which some $0.6 billion were settled by issuing some 19.8 million Class A shares under the Scrip Dividend Programme for the first quarter 2012. Under our share buyback programme some 26.5 million Class B shares were bought back for cancellation during the quarter for a consideration of $0.9 billion.

•	Return on average capital employed (see Note 6) at the end of the second quarter 2012, on a reported income basis, was 12.9%.

•	Gearing was 8.1% at the end of the second quarter 2012 versus 12.1% at the end of the second quarter 2011.

•

Oil and gas production for the second quarter 2012 was 3,103 thousand boe/d. Excluding the impact of divestments, exits, production-sharing contract (“PSC”) price effects and security impacts onshore Nigeria, second quarter 2012 production volumes were 4% higher than in the same period last year.

•	LNG sales volumes of 4.57 million tonnes in the second quarter 2012 were 5% lower than in the same quarter a year ago.

•	Oil products sales volumes in the second quarter 2012 were 4% higher than in the second quarter 2011.

•	Chemicals product sales volumes in the second quarter 2012 increased by 3% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the second quarter 2012 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings in the second quarter 2012 reflected the following items, which in aggregate amounted to a net gain of $245 million (compared with a net gain of $1,443 million in the second quarter 2011), as summarised in the table below:

•

Upstream earnings included a net gain of $181 million, reflecting divestment gains and the mark-to-market valuation of certain gas contracts. These items were partly offset by charges related to Libya, an impairment and a net tax charge. Upstream earnings for the second quarter 2011 included a net gain of $641 million.

•	Downstream earnings included a net gain of $64 million, reflecting a divestment gain. Downstream earnings for the second quarter 2011 included a net gain of $802 million.

SUMMARY OF IDENTIFIED ITEMS

Quarters[1]			$ million	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011
			Segment earnings impact of identified items:
181	453	641	Upstream	634	1,761
64	198	802	Downstream	262	319
—	(271)	—	Corporate and Non-controlling interest	(271)	—
245	380	1,443	Earnings impact	625	2,080

[1]	See page 21 for first quarter 2012 identified items description.

These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s CCS earnings and are shown to provide additional insight into segment earnings and income attributable to shareholders. Further comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 9 to 11.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

Quarters				$ million	Half year
Q2 2012	Q1 2012	Q2 2011%[1]			2012	2011	%

4,507	6,253	5,420	-17	Upstream earnings excluding identified items	10,760	10,058	+7
4,688	6,706	6,061	-23	Upstream earnings	11,394	11,819	-4

9,830	8,788	8,902	+10	Upstream cash flow from operating activities	18,618	15,574	+20

5,293	3,772	4,049	+31	Upstream net capital investment	9,065	5,776	+57

1,612	1,682	1,668	-3	Liquids production available for sale (thousand b/d)	1,647	1,673	-2
8,647	10,844	7,996	+8	Natural gas production available for sale (million scf/d)	9,745	9,287	+5
3,103	3,552	3,046	+2	Barrels of oil equivalent (thousand boe/d)	3,327	3,274	+2

4.57	5.17	4.81	-5	LNG sales volumes (million tonnes)	9.74	9.23	+6

[1]	Q2 on Q2 change

Second quarter Upstream earnings excluding identified items were $4,507 million compared with $5,420 million a year ago. Identified items were a net gain of $181 million, compared with a net gain of $641 million in the second quarter 2011 (see page 8).

Upstream earnings excluding identified items compared with the second quarter 2011 benefited from increased production volumes and higher LNG realisations. These items were more than offset by decreased liquids realisations, lower North American gas realisations, higher depreciation and increased exploration expenses. Earnings also reflected lower contributions from gas trading activities in North America and LNG, as well as the phasing of a dividend from an LNG venture into the third quarter of 2012. In addition, earnings were reduced by planned maintenance activities, which impacted production volumes by some 50 thousand boe/d and LNG sales volumes by some 0.3 million tonnes compared with the second quarter 2011.

Global liquids realisations were 4% lower and synthetic crude oil realisations in Canada were 19% lower than in the second quarter 2011. Global natural gas realisations were 7% lower than in the same quarter a year ago. Natural gas realisations in the Americas decreased by 52%, whereas natural gas realisations outside the Americas increased by 2%.

Second quarter 2012 production was 3,103 thousand boe/d compared with 3,046 thousand boe/d a year ago. Liquids production decreased by 3% and natural gas production increased by 8% compared with the second quarter 2011. Excluding the impact of divestments, exits, PSC price effects and security impacts onshore Nigeria, second quarter 2012 production volumes were 4% higher than in the same period last year.

New field start-ups and the continuing ramp-up of fields contributed some 205 thousand boe/d to production in the second quarter 2012, in particular from the ramp-up of Pearl GTL and various tight gas assets in North America, which more than offset the impact of field declines.

LNG sales volumes of 4.57 million tonnes were 5% lower than in the same quarter a year ago. LNG sales volumes reflected planned maintenance activities mainly in Nigeria and Australia, which were partly offset by higher volumes from Qatargas 4 LNG and first volumes from Pluto LNG in Australia.

Half year Upstream earnings excluding identified items were $10,760 million compared with $10,058 million in the first half year 2011. Identified items were a net gain of $634 million, compared with a net gain of $1,761 million in the first half year 2011 (see page 8).

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Upstream earnings excluding identified items compared with the first half year 2011 reflected the ramp-up of Pearl GTL, higher LNG realisations and increased liquids realisations. These items were partly offset by higher depreciation, increased operating expenses and lower gas realisations in North America.

Global liquids realisations were 5% higher than in the first half year 2011, whereas synthetic crude oil realisations in Canada decreased by 8%. Global natural gas realisations were 1% higher than in the first half year 2011. Natural gas realisations in the Americas decreased by 41%, whereas natural gas realisations outside the Americas increased by 12%.

Half year 2012 production was 3,327 thousand boe/d compared with 3,274 thousand boe/d for the same period a year ago. Liquids production was down 2% and natural gas production increased by 5% compared with the first half year 2011. Excluding the impact of divestments, exits, PSC price effects and security impacts onshore Nigeria, production volumes in the first half year of 2012 were 4% higher than in the same period last year.

LNG sales volumes of 9.74 million tonnes were 6% higher than in the first half year 2011, mainly reflecting the contribution from Qatargas 4 LNG.

DOWNSTREAM

Quarters				$ million	Half year
Q2 2012	Q1 2012	Q2 2011%[1]			2012	2011	%

1,296	1,121	1,081	+20	Downstream CCS earnings excluding identified items	2,417	2,734	-12
1,360	1,319	1,883	-28	Downstream CCS earnings	2,679	3,053	-12

3,265	3,208	2,077	+57	Downstream cash flow from operating activities	6,473	2,528	+156

967	786	1,949	-50	Downstream net capital investment	1,753	1,831	-4

2,810	2,782	2,834	-1	Refinery processing intake (thousand b/d)	2,796	2,931	-5

6,321	5,960	6,088	+4	Oil products sales volumes (thousand b/d)	6,140	6,127	—

4,671	4,679	4,549	+3	Chemicals sales volumes (thousand tonnes)	9,350	9,559	-2

[1]	Q2 on Q2 change

Second quarter Downstream earnings excluding identified items were $1,296 million compared with $1,081 million in the second quarter 2011. Identified items were a net gain of $64 million, compared with a net gain of $802 million in the second quarter 2011 (see page 8).

Downstream earnings excluding identified items compared with the second quarter 2011 benefited from higher realised refining margins and lower operating expenses, partly offset by lower contributions from trading and lower Chemicals earnings. Marketing margins were lower, mainly due to a reduced portfolio following divestments.

Oil products sales volumes increased by 4% compared with the same period a year ago. Higher trading volumes were partly offset by lower marketing volumes. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, sales volumes were 6% higher compared with the same period last year.

Chemicals sales volumes increased by 3% compared with the same quarter last year mainly due to improved operational performance, partly offset by reductions in European capacity and rationalisation of the contract portfolio. Chemicals manufacturing plant availability was 89% compared with 87% in the second quarter 2011.

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Refinery intake volumes decreased by 1% compared with the second quarter 2011. Excluding portfolio impacts, refinery intake volumes were 7% higher than in the same period a year ago. Refinery availability was 92% compared with 90% in the second quarter 2011.

Half year Downstream earnings excluding identified items were $2,417 million compared with $2,734 million in the first half year 2011. Identified items were a net gain of $262 million, compared with a net gain of $319 million in the first half year 2011 (see page 8).

Downstream earnings excluding identified items compared with the first half year 2011 reflected higher realised refining margins and lower operating expenses. Earnings also benefited from the formation of the Raízen joint venture in Brazil. These items were more than offset by lower marketing margins, mainly as a result of a reduced portfolio following divestments, lower trading contributions and decreased Chemicals earnings.

Oil products sales volumes were in line with the same period a year ago. Higher trading volumes were partly offset by lower marketing volumes. Excluding the impact of divestments and the effects of the formation of the Raízen joint venture, sales volumes were 3% higher compared with the same period last year.

Chemicals sales volumes decreased by 2% compared with the same period last year, mainly due to reductions in European capacity and rationalisation of the contract portfolio. Chemicals manufacturing plant availability increased to 92% compared with 89% in the first half year of 2011.

Refinery intake volumes decreased by 5% compared with the first half year of 2011. Excluding portfolio impacts, refinery intake volumes were 3% higher than in the same period a year ago. Refinery availability increased to 93% compared with 91% in the first half year 2011.

CORPORATE AND NON-CONTROLLING INTEREST

Quarters			$ million	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011

(84)	(95)	51	Corporate and Non-controlling interest excl. identified items	(179)	48
			Of which:
(36)	(30)	141	Corporate	(66)	240
(48)	(65)	(90)	Non-controlling interest	(113)	(192)

(84)	(366)	51	Corporate and Non-controlling interest	(450)	48

Second quarter Corporate results and Non-controlling interest excluding identified items were a loss of $84 million compared with a gain of $51 million in the same period last year.

Corporate results excluding identified items, compared with the second quarter 2011, mainly reflected currency exchange losses and higher net interest expense, partly offset by higher tax credits.

Half year Corporate results and Non-controlling interest excluding identified items (see page 21) were a loss of $179 million compared with a gain of $48 million in the first half year 2011.

Corporate results excluding identified items, compared with the first half year 2011, mainly reflected higher net interest expense and lower currency exchange gains, partly offset by higher tax credits.

FORTHCOMING EVENTS

Third quarter 2012 results and third quarter 2012 dividend are scheduled to be announced on November 1, 2012.

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UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

Quarters				$ million	Half year
Q2 2012	Q1 2012	Q2 2011%[1]			2012	2011	%
117,068	119,920	121,261		Revenue	236,988	231,184
1,514	2,940	2,126		Share of profit of equity-accounted investments	4,454	4,463
1,304	914	1,175		Interest and other income	2,218	3,757
119,886	123,774	124,562		Total revenue and other income	243,660	239,404
95,041	94,069	95,275		Purchases	189,110	180,085
6,379	6,049	6,791		Production and manufacturing expenses	12,428	12,704
3,459	3,689	3,749		Selling, distribution and administrative expenses	7,148	7,113
289	295	249		Research and development	584	468
862	362	379		Exploration	1,224	780
3,503	3,402	2,865		Depreciation, depletion and amortisation	6,905	6,182
411	552	360		Interest expense	963	755
9,942	15,356	14,894	-33	Income before taxation	25,298	31,317	-19
5,874	6,522	6,135		Taxation	12,396	13,633
4,068	8,834	8,759	-54	Income for the period	12,902	17,684	-27
5	115	97		Income attributable to non-controlling interest	120	242
4,063	8,719	8,662	-53	Income attributable to Royal Dutch Shell plc shareholders	12,782	17,442	-27

[1]	Q2 on Q2 change.

EARNINGS PER SHARE

Quarters			$	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011
0.65	1.40	1.39	Basic earnings per share	2.05	2.82
0.65	1.40	1.39	Diluted earnings per share	2.04	2.81

SHARES2

Quarters			Millions	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011
			Weighted average number of shares as the basis for:
6,265.9	6,229.4	6,216.5	Basic earnings per share	6,247.7	6,189.9
6,273.2	6,239.1	6,227.2	Diluted earnings per share	6,255.7	6,200.6

6,266.2	6,273.8	6,241.8	Shares outstanding at the end of the period	6,266.2	6,241.8

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Quarters			$ million	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011
4,068	8,834	8,759	Income for the period	12,902	17,684
			Other comprehensive income, net of tax:
(2,805)	1,885	490	Currency translation differences	(920)	2,624
70	(105)	9	Unrealised gains/(losses) on securities	(35)	(10)
567	(450)	19	Cash flow hedging gains/(losses)	117	41
39	(109)	(29)	Share of other comprehensive income/(loss) of equity-accounted investments	(70)	70
(2,129)	1,221	489	Other comprehensive income/(loss) for the period	(908)	2,725
1,939	10,055	9,248	Comprehensive income for the period	11,994	20,409
(36)	158	128	Comprehensive income/(loss) attributable to non-controlling interest	122	301
1,975	9,897	9,120	Comprehensive income attributable to Royal Dutch Shell plc shareholders	11,872	20,108

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2012	536	(2,990)	8,984	162,987	169,517	1,486	171,003
Comprehensive income for the period	—	—	(910)	12,782	11,872	122	11,994
Capital contributions from and other changes in non-controlling interest	—	—	—	37	37	(67)	(30)
Dividends paid	—	—	—	(5,430)	(5,430)	(102)	(5,532)
Scrip dividends[1]	4	—	(4)	1,647	1,647	—	1,647
Repurchases of shares[2]	(2)	—	2	(1,584)	(1,584)	—	(1,584)
Shares held in trust: net sales/ (purchases) and dividends received	—	858	—	78	936	—	936
Share-based compensation	—	—	43	(401)	(358)	—	(358)
At June 30, 2012	538	(2,132)	8,115	170,116	176,637	1,439	178,076

[1]	During the first half year 2012 some 47.3 million Class A shares, equivalent to $1.6 billion, were issued under the Scrip Dividend Programme.
[2]	Includes shares committed to repurchase and repurchases subject to settlement at June 30, 2012.

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2011	529	(2,789)	10,094	140,179	148,013	1,767	149,780
Comprehensive income for the period	—	—	2,666	17,442	20,108	301	20,409
Capital contributions from and other changes in non-controlling interest	—	—	—	44	44	(40)	4
Dividends paid	—	—	—	(5,231)	(5,231)	(199)	(5,430)
Scrip dividends[1]	6	—	(6)	1,907	1,907	—	1,907
Shares held in trust: net sales/ (purchases) and dividends received	—	977	—	66	1,043	—	1,043
Share-based compensation	—	—	(336)	(61)	(397)	—	(397)
At June 30, 2011	535	(1,812)	12,418	154,346	165,487	1,829	167,316

[1]	During the first half year 2011 some 55.1 million Class A shares, equivalent to $1.9 billion, were issued under the Scrip Dividend Programme.

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	June 30, 2012	Mar 31, 2012	Dec 31, 2011

Assets
Non-current assets:
Intangible assets	4,425	4,545	4,521
Property, plant and equipment	155,526	155,239	152,081
Equity-accounted investments	38,424	39,534	37,990
Investments in securities	5,530	5,454	5,492
Deferred tax	4,141	4,666	4,732
Prepaid pension costs	11,542	11,816	11,408
Trade and other receivables	9,467	10,061	9,256
	229,055	231,315	225,480

Current assets:
Inventories	28,295	34,163	28,976
Trade and other receivables	71,200	78,798	79,509
Cash and cash equivalents	17,282	15,024	11,292
	116,777	127,985	119,777

Total assets	345,832	359,300	345,257

Liabilities
Non-current liabilities:
Debt	28,383	29,116	30,463
Trade and other payables	4,250	4,542	4,921
Deferred tax	15,626	15,887	14,649
Retirement benefit obligations	6,026	6,064	5,931
Decommissioning and other provisions	15,805	16,010	15,631
	70,090	71,619	71,595

Current liabilities:
Debt	4,597	5,657	6,712
Trade and other payables	75,361	85,360	81,846
Taxes payable	14,491	14,113	10,606
Retirement benefit obligations	403	408	387
Decommissioning and other provisions	2,814	2,951	3,108
	97,666	108,489	102,659

Total liabilities	167,756	180,108	174,254

Equity attributable to Royal Dutch Shell plc shareholders	176,637	177,647	169,517

Non-controlling interest	1,439	1,545	1,486
Total equity	178,076	179,192	171,003

Total liabilities and equity	345,832	359,300	345,257

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

Quarters			$ million	Half year
Q2 2012	Q1 2012	Q2 2011		2012	2011
			Cash flow from operating activities
4,068	8,834	8,759	Income for the period	12,902	17,684
			Adjustment for:
5,892	5,479	5,546	- Current taxation	11,371	11,447
358	499	284	- Interest expense (net)	857	640
3,503	3,402	2,866	- Depreciation, depletion and amortisation	6,905	6,182
(1,193)	(524)	(796)	- Net gains on sale of assets	(1,717)	(2,988)
3,836	770	(2,283)	- Decrease/(increase) in net working capital	4,606	(6,794)
(1,514)	(2,940)	(2,126)	- Share of profit of equity-accounted investments	(4,454)	(4,463)
2,799	2,582	2,560	- Dividends received from equity-accounted investments	5,381	4,083
(70)	971	553	- Deferred taxation and decommissioning and other provisions	901	2,131
261	(408)	(72)	- Other	(147)	141
17,940	18,665	15,291	Net cash from operating activities (pre-tax)	36,605	28,063

(4,635)	(5,226)	(5,251)	Taxation paid	(9,861)	(9,402)

13,305	13,439	10,040	Net cash from operating activities	26,744	18,661

			Cash flow from investing activities
(7,033)	(6,456)	(4,980)	Capital expenditure	(13,489)	(9,126)
(724)	(1,298)	(669)	Investments in equity-accounted investments	(2,022)	(1,372)
1,675	2,372	1,110	Proceeds from sales of assets	4,047	4,221
170	57	172	Proceeds from sales of equity-accounted investments	227	225
10	(40)	—	Proceeds from sales/(purchases) of securities (net)	(30)	1
45	48	73	Interest received	93	110
(5,857)	(5,317)	(4,294)	Net cash used in investing activities	(11,174)	(5,941)

			Cash flow from financing activities
248	(453)	119	Net (decrease)/increase in debt with maturity period within three months	(205)	(2,518)
134	610	286	Other debt: New borrowings	744	767
(1,533)	(2,967)	(1,299)	Repayments	(4,500)	(1,535)
(339)	(454)	(522)	Interest paid	(793)	(1,022)
(2)	10	(9)	Change in non-controlling interest	8	—
			Cash dividends paid to:
(2,112)	(1,671)	(1,766)	- Royal Dutch Shell plc shareholders	(3,783)	(3,324)
(78)	(24)	(128)	- Non-controlling interest	(102)	(199)
(890)	—	—	Repurchases of shares	(890)	—
(103)	205	259	Shares held in trust: net sales/(purchases) and dividends received	102	403
(4,675)	(4,744)	(3,060)	Net cash used in financing activities	(9,419)	(7,428)

(515)	354	171	Currency translation differences relating to cash and cash equivalents	(161)	729
2,258	3,732	2,857	Increase in cash and cash equivalents	5,990	6,021

15,024	11,292	16,608	Cash and cash equivalents at beginning of period	11,292	13,444

17,282	15,024	19,465	Cash and cash equivalents at end of period	17,282	19,465

Notes 1 to 6 are an integral part of these Condensed Consolidated Interim Financial Statements.

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NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively “Shell”) are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2011 (pages 105 to 110) as filed with the US Securities and Exchange Commission. The Directors consider that, taking into account Shell’s assets and income, Shell has adequate resources to continue in operational existence for the foreseeable future. For this reason the Directors adopt the going concern basis for the financial statements contained in this report.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meanings of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2011 were published in Shell’s Annual Report and a copy delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or (3) of the Companies Act 2006.

The Interim Statements are unaudited; however, in the opinion of management, the interim data includes all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the interim period.

Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings thus exclude the effect of changes in the oil price on inventory carrying amounts. Net capital investment information is presented as measured based on capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from divestments; exploration expenses excluding exploration wells written off; investments in equity-accounted investments; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

2. Information by Business Segment

Quarters		$ million	Half year
Q2 2012	Q2 2011		2012	2011
		Third-party revenue
10,048	10,119	Upstream	22,038	19,771
107,007	111,132	Downstream	214,925	211,391
13	10	Corporate	25	22
117,068	121,261	Total third-party revenue	236,988	231,184

		Inter-segment revenue
12,548	12,377	Upstream	25,999	24,375
171	240	Downstream	383	420
—	—	Corporate	—	—

		Segment earnings
4,688	6,061	Upstream	11,394	11,819
1,360	1,883	Downstream	2,679	3,053
(36)	141	Corporate	(300)	240
6,012	8,085	Total segment earnings	13,773	15,112

Quarters		$ million	Half year
Q2 2012	Q2 2011		2012	2011
6,012	8,085	Total segment earnings	13,773	15,112
		Current cost of supplies adjustment:
(2,165)	824	Purchases	(970)	3,047
585	(236)	Taxation	243	(869)
(364)	86	Share of profit of equity-accounted investments	(144)	394
4,068	8,759	Income for the period	12,902	17,684

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3. Share capital

Issued and fully paid

	shares of €0.07 each		Sterling deferred shares of £1 each
Number of shares	Class A	Class B
At January 1, 2012	3,668,550,437	2,661,403,172	50,000
Scrip dividends	47,262,912	—	—
Repurchases of shares	—	(26,477,739)	—
At June 30, 2012	3,715,813,349	2,634,925,433	50,000

Nominal value

$ million	Class A	Class B	Total
At January 1, 2012	312	224	536
Scrip dividends	4	—	4
Repurchases of shares	—	(2)	(2)
At June 30, 2012	316	222	538

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 22, 2012, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc and grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc up to an aggregate nominal amount of €147 million (representing 2,100 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of August 22, 2013, and the conclusion of the Annual General Meeting to be held in 2013, unless previously renewed, revoked or varied in a General Meeting of Shareholders.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2012	3,432	154	60	1,571	3,767	8,984
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(910)	(910)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	2	—	—	2
Share-based compensation	—	—	—	43	—	43
At June 30, 2012	3,428	154	62	1,614	2,857	8,115

At January 1, 2011	3,442	154	57	1,483	4,958	10,094
Other comprehensive income attributable to Royal Dutch Shell plc shareholders	—	—	—	—	2,666	2,666
Scrip dividends	(6)	—	—	—	—	(6)
Share-based compensation	—	—	—	(336)	—	(336)
At June 30, 2011	3,436	154	57	1,147	7,624	12,418

[1]

The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and of The “Shell” Transport and Trading Company plc, now The Shell Transport and Trading Company Limited, in 2005.

[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

5. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in the quarterly results.

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6. Return on average capital employed

Return on average capital employed measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, return on average capital employed is defined as the sum of income for the current and previous three quarters adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

LIQUIDITY AND CAPITAL RESOURCES

Second quarter Net cash from operating activities in the second quarter 2012 was $13.3 billion compared with $10.0 billion for the same period last year.

Total current and non-current debt decreased to $33.0 billion at June 30, 2012 from $34.8 billion at March 31, 2012 while cash and cash equivalents increased to $17.3 billion at June 30, 2012, from $15.0 billion at March 31, 2012. During the second quarter 2012 no new debt was issued under the US universal shelf registration or under the euro medium-term note programme.

Net capital investment in the second quarter 2012 was $6.3 billion, of which $5.3 billion was in Upstream and $1.0 billion in Downstream. Net capital investment in the same period of 2011 was $6.0 billion, of which $4.1 billion was in Upstream and $1.9 billion in Downstream.

Dividends of $0.43 per share are announced on July 26, 2012 in respect of the second quarter. These dividends are payable on September 20, 2012. In the case of the Class B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2011 for additional information on the dividend access mechanism.

Shell provides shareholders with a choice to receive dividends in cash or in shares via a Scrip Dividend Programme. Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new Class A shares will be issued under the Programme, including to shareholders who currently hold Class B shares.

Half year Net cash from operating activities in the first half 2012 was $26.7 billion compared with $18.7 billion for the same period last year.

Total current and non-current debt decreased to $33.0 billion at June 30, 2012 from $37.2 billion at December 31, 2011 while cash and cash equivalents increased to $17.3 billion at June 30, 2012, from $11.3 billion at December 31, 2011. During the first half 2012 no new debt was issued under the US universal shelf registration or under the euro medium-term note programme.

Net capital investment in the first half 2012 was $10.9 billion, of which $9.1 billion was in Upstream and $1.8 billion in Downstream. Net capital investment in the same period of 2011 was $7.7 billion, of which $5.8 billion was in Upstream, $1.8 billion in Downstream and $0.1 billion in Corporate.

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PRINCIPAL RISKS AND UNCERTAINTIES

The principal risks and uncertainties affecting Shell are described in the Risk Factors section of the Annual Report and Form 20-F for the year ended December 31, 2011 (pages 13 to 15) and are summarised below. There are no material changes in those Risk Factors for the remaining 6 months of the financial year.

•	Our operating results and financial condition are exposed to fluctuating prices of crude oil, natural gas, oil products and chemicals.

•	Our ability to achieve strategic objectives depends on how we react to competitive forces.

•

The global macroeconomic environment as well as financial and commodity market conditions influence our operating results and financial condition as our business model involves trading, treasury, interest rate and foreign exchange risks.

•	Our future hydrocarbon production depends on the delivery of large and complex projects, as well as on our ability to replace proved oil and gas reserves.

•	An erosion of our business reputation would have a negative impact on our brand, our ability to secure new resources, our licence to operate and our financial performance.

•	Our future performance depends on the successful development and deployment of new technologies.

•	Rising climate change concerns could lead to additional regulatory measures that may result in project delays and higher costs.

•	The nature of our operations exposes us to a wide range of health, safety, security and environment risks.

•	Shell mainly self-insures its risk exposures.

•	An erosion of the business and operating environment in Nigeria could adversely impact our earnings and financial position.

•

We operate in more than 80 countries, with differing degrees of political, legal and fiscal stability. This exposes us to a wide range of political developments that could result in changes to laws and regulations. In addition, Shell subsidiaries and equity-accounted investments face the risk of litigation and disputes worldwide.

•	Our operations expose us to social instability, terrorism and acts of war or piracy that could have an adverse impact on our business.

•	We rely heavily on information technology systems for our operations, accordingly any breach of information security could have an adverse effect on our operational performance and earnings.

•	We have substantial pension commitments, whose funding is subject to capital market risks.

•

The estimation of proved reserves involves subjective judgements based on available information and the application of complex rules, so subsequent downward adjustments are possible. If actual production from such reserves is lower than current estimates indicate, our profitability and financial condition could be negatively impacted.

•	Many of our major projects and operations are conducted in joint ventures or associates. This may reduce our degree of control, as well as our ability to identify and manage risks.

•	Violations of antitrust and competition law carry fines and expose us or our employees to criminal sanctions and civil suits.

•	Shell is currently subject to a Deferred Prosecution Agreement with the U.S. Department of Justice for violations of the Foreign Corrupt Practices Act.

•	The Company’s Articles of Association determine the jurisdiction for shareholder disputes. This might limit shareholder remedies.

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FIRST QUARTER 2012 PORTFOLIO DEVELOPMENTS

Upstream

In Australia, first gas entered the 4.3 mtpa capacity Pluto LNG project (Shell indirect share 20.8%). The project is expected to produce some 140 thousand boe/d at peak production.

Shell signed a binding agreement for the long-term supply of 2 mtpa of LNG to CPC Corporation, Taiwan (“CPC”) for 20 years from 2016.

In the United States, first production was achieved at the Caesar/Tonga deepwater project (Shell share 22.5%) in the Gulf of Mexico. At peak the project is expected to produce some 40 thousand boe/d.

Shell continued to divest Upstream positions during the first quarter 2012, with proceeds totalling some $2.1 billion, including among others its 40% participating interest in the oil and gas exploration block BS-4 in the Santos Basin offshore Brazil and the proceeds from the sale of Shell’s interests in the natural gas transport infrastructure joint venture Gassled in Norway.

Also, in Australia, Shell agreed to sell a combined 32.5% participating interest in the Prelude Floating LNG project under separate agreements to Inpex (17.5%), KOGAS (10%) and CPC (5%), with divestment proceeds expected later in 2012. The completion of these transactions is subject to conditions precedent including regulatory approvals. The combined 32.5% participating interest represents a net book value of some $0.5 billion at the end of the first quarter 2012.

During the first quarter 2012, Shell had a successful appraisal at the Appomattox discovery (Shell share 80%) in the Gulf of Mexico. This prospect is now believed to hold around 500 million boe of potential resources, doubling the previous estimates, with further upside potential.

As part of its global exploration programme, Shell spent some $0.6 billion on new acreage positions during the quarter, totalling some 77,000 square kilometres. New offshore positions include Nova Scotia in Canada, Malaysia, Tanzania, and United Kingdom North Sea as well as exploration rights in the Orange Basin, South Africa. Onshore positions were added in Albania, Argentina, Canada, China and the United States.

Downstream

Shell continued to divest Downstream positions during the first quarter 2012 with proceeds totalling some $0.3 billion. Divestments included retail stations in North America and an LPG business in Asia Pacific. Shell also completed the sale of the majority of its shareholding of its downstream businesses in Côte d’Ivoire, Burkina Faso and Guinea. This represents the second stage of the divestment of the majority of Shell’s shareholding in most of its downstream businesses in Africa as announced in February 2011, with the remainder expected to be completed later in 2012.

FIRST QUARTER 2012 SUMMARY OF IDENTIFIED ITEMS

Earnings in the first quarter 2012 reflected the following items, which in aggregate amounted to a net gain of $380 million reflecting divestment gains, which were partly offset by a tax provision, a charge related to a true-up of employee compensation and the fair value accounting for commodity derivatives (see Note 5), as summarised in the table on page 8. Earnings in the first quarter 2011 included a net gain of $637 million.

•	Upstream earnings included a net gain of $453 million, mainly reflecting gains related to divestments. Earnings for the first quarter 2011 included a net gain of $1,120 million.

•	Downstream earnings included a net gain of $198 million, mainly reflecting gains related to divestments. Earnings for the first quarter 2011 included a net charge of $483 million.

•	Corporate and Non-controlling interest earnings included a net charge of $271 million, mainly reflecting a tax provision.

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RESPONSIBILITY STATEMENT

It is confirmed that to the best of our knowledge: (a) the Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as adopted by the European Union; (b) the interim management report includes a fair review of the information required by DTR 4.2.7R (indication of important events during the first six months of the financial year and description of principal risks and uncertainties for the remaining six months of the financial year); and (c) the interim management report includes a fair review of the information required by DTR 4.2.8R (disclosure of related parties transactions and changes thereto).

The Directors of Royal Dutch Shell plc are as shown on pages 54-56 in the Annual Report and Form 20-F for the year ended December 31, 2011 except that:

Lord Kerr of Kinlochard stepped down as a Director on May 22, 2012;

Malcolm Brinded stepped down as an Executive Director with effect from April 1, 2012; and

Sir Nigel Sheinwald was appointed as a Director with effect from July 1, 2012.

Peter Voser	Simon Henry

Chief Executive Officer	Chief Financial Officer

July 26, 2012	July 26, 2012

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INDEPENDENT REVIEW REPORT TO ROYAL DUTCH SHELL PLC

Introduction

We have been engaged by the company to review the Condensed Consolidated Interim Financial Statements in the half-yearly financial report for the six months ended June 30, 2012, which comprise the Consolidated Statement of Income, the Consolidated Statement of Comprehensive Income, the Consolidated Statement of Changes in Equity, the Condensed Consolidated Balance Sheet and the Condensed Consolidated Statement of Cash Flows and related Notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the Condensed Consolidated Interim Financial Statements.

Directors’ responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

The annual financial statements of Shell are prepared in accordance with IFRSs as adopted by the European Union. The Condensed Consolidated Interim Financial Statements included in this half-yearly financial report have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’, as adopted by the European Union.

Our responsibility

Our responsibility is to express to the company a conclusion on the Condensed Consolidated Interim Financial Statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the Condensed Consolidated Interim Financial Statements in the half-yearly financial report for the six months ended June 30, 2012, are not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom’s Financial Services Authority.

PricewaterhouseCoopers LLP

Chartered Accountants

London

July 26, 2012

(a)	The maintenance and integrity of the Royal Dutch Shell plc website (www.shell.com) is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the Condensed Consolidated Interim Financial Statements since they were initially presented on the website.

(b)	Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

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CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell Group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. “Subsidiaries”, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23 per cent shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell and the Shell Group to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “goals”, “intend”, “may”, “objectives”, “outlook”, “plan”, “probably”, “project”, “risks”, “seek”, “should”, “target”, “will” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and the Shell Group and could cause those results to differ materially from those expressed in the forward looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward looking statements. Additional factors that may affect future results are contained in Shell’s Annual Report and Form 20-F for the year ended December 31, 2011 (available at www.shell.com/investor and www.sec.gov ). These factors also should be considered by the reader. Each forward looking statement speaks only as of the date of this document, July 26, 2012. Neither Shell nor any of its subsidiaries nor the Shell Group undertake any obligation to publicly update or revise any forward looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward looking statements contained in this document.

We may have used certain terms, such as resources, in this report that United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.

July 26, 2012

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